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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                               Pivot Rules, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  725810 10 5
-------------------------------------------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5




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---------------------                                         -----------------
CUSIP No. 725810 10 5               13G                       Page 2 of 5 Pages
---------------------                                         -----------------





-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (ENTITIES ONLY)

     E. Kenneth Seiff
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

  NUMBER OF            502,157*
   SHARES     -----------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER
  OWNED BY
   EACH       -----------------------------------------------------------------
 REPORTING        7    SOLE DISPOSITIVE POWER
  PERSON
   WITH                502,157*
              -----------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     502,157*
-------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                            [X]
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.6%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------

* The shares do not include 3,000 shares of common stock underlying options granted under the Issuer's 1997 Stock Option Plan to the spouse of the Reporting Person as to which shares the Reporting Person disclaims beneficial ownership.

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Item 1.   (a)  Name of Issuer:

               Pivot Rules, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               42 West 39th Street
               New York, New York  10018

Item 2.   (a)  Name of Person Filing:

               E. Kenneth Seiff

          (b)  Address of Principal Business Office or, if none, Residence:

               c/o Pivot Rules, Inc.
               42 West 39th Street
               New York, New York  10018

          (c)  Citizenship:

               U.S.A.

          (d)  Title of Class of Securities:

               Common Stock

          (e)  CUSIP Number:

               725810 10 5

Item 3. If this statement is being filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)[ ]  Broker or Dealer registered under Section 15 of the Act
          (b)[ ]  Bank as defined in section 3(a)(6) of the Act
          (c)[ ]  Insurance Company as defined in section 3(a)(19) of the Act
          (d)[ ] Investment Company registered under section 8 of the Investment Company Act
          (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940



                                  Page 3 of 5
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          (f)[ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)
          (g)[ ] Parent Holding Company, in accordance with 13d-1(b)(ii)(G) (Note: See Item 7)
          (h)[ ]  Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:  502,157*

          (b)     Percent of Class:  18.6%

          (c)     Number of Shares as to which such person has:

          (i)     sole power to vote or to direct the vote:  502,157*

          (ii)    shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of: 502,157*

          (iv)    shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

--------------

* The shares do not include 3,000 shares of common stock underlying options granted under the Issuer's 1997 Stock Option Plan to the spouse of the Reporting Person as to which shares the Reporting Person disclaims beneficial ownership.



                                  Page 4 of 5
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Item 7.   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ E. Kenneth Seiff
                                   ----------------------------------
                                   E. Kenneth Seiff
Dated:    January 27, 1998






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